UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03236M101

(CUSIP Number)

Eu Jin Chua

Managing Director, Legal & Regulations

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Jonathan Kellner

Linklaters LLP

Rua Leopoldo Couto Magalhães, 700 -1 º andar sala 11

Itaim Bibi - 04542-000 São Paulo - SP

Tel. No.: +(55.11) 3074.9520

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,340,967*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,340,967*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,340,967*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.03%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, (ii) 16,723,140 shares of Common Stock issuable upon conversion of the Tranche I Note and (iii) 9,593,979 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below).
**	As of the date of this filing and based on 109,178,632 shares of Common Stock which is the sum of the (a) 80,191,143 shares of common stock outstanding on July 22, 2015 as disclosed to the Reporting Persons in the Exchange Agreement and (b) the 28,987,489 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche I Note and Tranche II Note.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,340,967*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,340,967*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,340,967*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.03%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, (ii) 16,723,140 shares of Common Stock issuable upon conversion of the Tranche I Note and (iii) 9,593,979 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below).
**	As of the date of this filing and based on 109,178,632 shares of Common Stock which is the sum of the (a) 80,191,143 shares of common stock outstanding on July 22, 2015 as disclosed to the Reporting Persons in the Exchange Agreement and (b) the 28,987,489 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche I Note and Tranche II Note.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,340,967*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,340,967*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,340,967*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.03%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, (ii) 16,723,140 shares of Common Stock issuable upon conversion of the Tranche I Note and (iii) 9,593,979 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below).
**	As of the date of this filing and based on 109,178,632 shares of Common Stock which is the sum of the (a) 80,191,143 shares of common stock outstanding on July 22, 2015 as disclosed to the Reporting Persons in the Exchange Agreement and (b) the 28,987,489 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche I Note and Tranche II Note.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,340,967*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,340,967*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,340,967*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.03%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes, (ii) 16,723,140 shares of Common Stock issuable upon conversion of the Tranche I Note and (iii) 9,593,979 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below).
**	As of the date of this filing and based on 109,178,632 shares of Common Stock which is the sum of the (a) 80,191,143 shares of common stock outstanding on July 22, 2015 as disclosed to the Reporting Persons in the Exchange Agreement and (b) the 28,987,489 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, Tranche I Note and Tranche II Note.

Note to Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”, together with the Original Schedule 13D, Amendment No.1and this Amendment No. 3, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share, of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 3 is being filed to report that the Reporting Persons entered into an Exchange Agreement, dated July 26, 2015 by and between the Issuer, Total Energies Nouvelles Activités USA (“Total”) and Maxwell (the “Exchange Agreement”), whereby, subject to certain closing conditions, Maxwell agreed to exchange its Tranche I Note and Tranche II Note (each as defined in the Statement) for shares of Common Stock of the Issuer. Subject to the satisfaction of the closing conditions, the Issuer will also issue warrants to Maxwell in connection with the transactions contemplated by the Exchange Agreement.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds.

Item 3 of the Statement is hereby amended by adding the following paragraphs at the end of Item 3 in the Statement:

On July 26, 2015, the Issuer, Maxwell and Total entered into the Exchange Agreement. The purpose of the Exchange Agreement was to facilitate the Issuer’s plan to reduce its outstanding debt, recapitalize its capital structure and to facilitate an equity offering. The Reporting Persons agreed to exchange their Tranche I Note and Tranche II Note for 30,860,633 shares of Common Stock (the “Exchange Shares”) at a price of $2.30 per share. The number of Exchange Shares includes (i) the principal balance of the Tranche I Note of $35,000,000 and $6,984,090 of principal attributable to paid-in-kind interest and (ii) the principal balance of the Tranche II Note of $27,536,427 and $1,458,941 of principal attributable to paid-in-kind interest.

The total purchase price for the Exchange Shares and the Exchange Warrants (as defined below) is deemed to be $70,979,458. The Reporting Persons will satisfy the payment of the purchase price through the exchange of the Tranche I Note and Tranche II Note.

In connection with the Exchange Agreement, the Reporting Persons will also receive a (i) warrant exercisable for 14,677,861 shares of Common Stock at an exercise price of $0.01 per share (the “2015 Warrant”); (ii) warrant exercisable for shares of Common Stock at an exercise price of $0.01 per share for a number of shares of Common Stock necessary to prevent the dilution of the beneficial ownership of the Reporting Persons that may result from an equity issuance in the next six months at a price lower than $2.30 per share (the “Funding Warrant”); (iii) a warrant exercisable for 880,339 shares of Common Stock at an exercise price of $0.01 per share (the “R&D Warrant”, and together with the 2015 Warrant and the Funding Warrant, the “Exchange Warrants”); provided that, if issued, the R&D Warrant will only become exercisable by Maxwell as to the number of shares of Common Stock equal to the product of (1) 880,339 and (2) the quotient of (x) the number of shares of Common Stock for which Total has exercised its R&D warrant divided by (y) 2,000,000 shares of Common Stock. The Exchange Warrants may only be exercised if each warrant has been approved by a majority of the Issuer’s stockholders at a meeting to be called by the Issuer.

At closing of the transactions contemplated by the Exchange Agreement, the Reporting Persons will enter into an agreement (the “Maturity Treatment Agreement”), pursuant to which and subject to certain conditions, the Reporting Persons will agree to exercise their right to convert their Convertible Notes into shares of Common Stock in lieu of receiving a cash payment upon maturity of the Convertible Notes, notwithstanding any terms permitting the Reporting Persons to elect to receive a cash payment at maturity in lieu of conversion; provided that certain events of default have not occurred under the terms of the Convertible Notes at or prior to maturity.

As a result of the transactions contemplated by the Exchange Agreement, the warrant to purchase 1,000,000 shares of Common Stock issued to Maxwell in October 2013 will become exercisable and Maxwell intends to exercise its right to purchase 1,000,000 shares of Common Stock at an exercise price of $0.01 per share after closing of the transactions contemplated by the Exchange Agreement.

The closing of the transactions contemplated by the Exchange Agreement is subject to closing conditions, including, but not limited, to an exchange of convertible notes held by Total for shares of Common Stock and Total’s entry into the Maturity Treatment Agreement.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated in its entirely as follows:

The Reporting Persons purchased the Common Stock for investment purposes.

On February 23, 2012, the Issuer, Maxwell and certain other investors entered into a Letter Agreement (the “Letter Agreement”) pursuant to which, among other things, (i) Maxwell and certain other investors each have the right to designate a director to serve on the Issuer’s board of directors (the “Director Appointment Right”) and (ii) prior to an acquisition of the Issuer or the sale or exclusive license to a third party of substantially all the assets of the Issuer, Maxwell and certain of the other investors have certain rights to invest in existing and future joint ventures established by the Issuer and a right of first investment in certain future transactions involving the sale of the Issuer’s securities or other capital raising efforts by the Issuers (the “Investment Rights”). Maxwell’s Director Appointment Right and Investment Rights expire if Maxwell holds less than 2,595,155 shares of Common Stock (subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations and the like occurring after February 23, 2012).

On June 4, 2012, Dr. Nam-Hai Chua, who had been designated by Maxwell to serve on the Issuer’s board of directors pursuant to Maxwell’s Director Appointment Right, was appointed by the Issuer’s board of directors to the Issuer’s board of directors. On June 7, 2015, Dr. Chua resigned from the Issuer’s board of directors and Maxwell designated Abraham (Bram) Klaeijsen to serve on the Issuer’s board of directors pursuant to Maxwell’s Director Appointment Right.

The summary of the Letter Agreement, the Director Appointment Right and the Investment Rights described in this Item 4 is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement set forth in Exhibit 2 and incorporated in this Item 4 by reference.

The summary of the Exchange Agreement set forth in Item 3 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Exchange Agreement, which is set forth in Exhibit 16 and is incorporated in this Item 4 by reference.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with the Issuer’s management, stockholders and third parties regarding the corporate governance, financial condition, business operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirely as follows:

The summary of the Letter Agreement, the Director Appointment Right and the Investment Rights set forth in Item 4 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement, which is set forth in Exhibit 2, and incorporated in this Item 6 by reference.

The summary of the SPA and the Exchange Agreement set forth in Item 3 are incorporated here by reference. Each such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the SPA and the amendments thereto, which are set forth in Exhibit 3 and the Exchange Agreement, which is set forth in Exhibit 16, each of which is incorporated in this Item 6 by reference.

On June 21, 2010, the Issuer, Maxwell and certain other investors entered into Amended and Restated Investor Rights Agreement (the “IRA”). The IRA was subsequently amended on February 23, 2012, December 24, 2012, March 27, 2013, October 16, 2013 and December 24, 2013. Pursuant to the IRA, Maxwell and the other parties to the IRA have certain registration rights with respect to the shares of Common Stock held by such holders and shares issued upon conversion of convertible notes. Further, under the IRA, if the Issuer registers securities for public sale, the holders of Common Stock with registration rights under the IRA have the right to include their shares of Common Stock in the registration statement. Additionally, holders of the Issuer’s outstanding securities with registration rights under the IRA can request that the Issuer register all or a portion of their Common Stock on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $2,000,000. The rights under the IRA may not be exercised after February 23, 2017.

The foregoing summary of the IRA is generalized, does not purport to be complete and, as such, is qualified in its entirety by the IRA, which is set forth in Exhibit 7, which is incorporated in this Item 6 by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Information regarding the Instruction C persons.

2	Letter Agreement, dated February 23, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(1)

3	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(2)

4	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(3)

5	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(4)

6	Warrant to Purchase Stock, dated October 16, 2013, issued to Maxwell (Mauritius) Pte Ltd.(5)

7	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(6)

8	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(7)

9	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(8)

10	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(9)

11	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(10)

12	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(11)

13	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(12)

14	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(13)

15	Joint Filing Agreement.(14)

16	Exchange Agreement, dated July 26, 2015, by and between Amyris Inc., Maxwell (Mauritius) Pte Ltd and Total Energies Nouvelles Activités USA.

(1) Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 9, 2012.

(2) Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.

(3) Incorporated by reference to Exhibit 4.24 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.

(4) Incorporated by reference to Exhibit 4.25 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.

(5) Incorporated by reference to Exhibit 4.09 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.

(6) Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.

(7) Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.

(8) Incorporated by reference to Exhibit 4.04 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 28, 2013.

(9) Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on June 9, 2013.

(10) Incorporated by reference to Exhibit 4.06 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.

(11) Incorporated by reference to Exhibit 4.07 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.

(12) Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.

(13) Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2014 filed with the Securities and Exchange Commission on August 8, 2014.

(14)	Incorporated by reference to Exhibit 15 to the Schedule 13D (No. 005-85969) filed by Maxwell on November 25, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 28, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director